Filed by Cash America International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cash America International, Inc.;

First Cash Financial Services, Inc.

Commission File No.: 001-09733

ANNOUNCEMENT VIDEO Brent Stuart - Script Video to be Released to Cash America International, Inc, Employees: Thursday, April 28, 2016
ROOM: Dwight D. Eisenhower – 1st Floor Conference Room DRESS: Solid shirt (no black or white)

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[BRENT STUART, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CASH AMERICA

INTERNATIONAL, INC./ROLL CAMERA & TELEPROMPTER]

I WANT TO TAKE A MOMENT TO PERSONALLY ADDRESS YOU ABOUT THE ANNOUNCEMENT OF CASH AMERICA’S PENDING MERGER WITH FIRST CASH FINANCIAL SERVICES – BASED IN ARLINGTON, TEXAS.

LET ME FIRST PROVIDE SOME CONTEXT FOR THIS DECISION.

FIRST CASH HAD BEEN OBSERVING OUR STRONG COMMITMENT TO GET BACK TO THE BASICS AND FOCUS ON OUR CORE PAWN PRODUCT. THEY APPROACHED US LATE LAST YEAR TO DISCUSS A PROPOSED TRANSACTION THAT WOULD BRING THE TWO COMPANIES TOGETHER IN WHAT’S CALLED A “MERGER OF EQUALS.” THAT SIMPLY MEANS TWO COMPANIES OF ROUGHLY THE SAME SIZE MERGING AS ONE COMPANY.

THE LOGIC COMES DOWN TO THIS STRATEGIC RATIONALE – GIVEN FIRST CASH’S STRONG LATIN AMERICA PRESENCE AND OUR STRONG DOMESTIC PRESENCE, BOTH SIDES SAW THAT A COMBINATION OF THE TWO COMPANIES COULD CREATE SIGNIFICANT VALUE FOR OUR SHAREHOLDERS AND OUR CUSTOMERS. IT WILL ALLOW US TO SERVE MORE CUSTOMERS IN MORE MARKETS THAN EVER BEFORE. WE ALSO SAW BENEFITS WITH INTEGRATING OUR INFRASTRUCTURE AND THE OPPORTUNITY TO REDUCE EXPENSES.

THE COMBINED COMPANY IS EXPECTED TO GENERATE ROBUST CASH FLOWS AND HAVE THE FINANCIAL STRENGTH FOR FUTURE EXPANSION. OUR ANTICIPATED FOCUS WILL BE TO GROW THE LATIN AMERICAN MARKET. FIRST CASH ALREADY HAS 936 LOCATIONS IN MEXICO, EL SALVADOR AND GUATEMALA. AND THERE IS POTENTIAL TO EXPAND FURTHER.

THIS IS A BOLD STEP FOR OUR BUSINESS AND THE PAWNSHOP INDUSTRY.

[LOWER THIRDS GRAPHIC/FIRSTCASH, INC.]

THE NEW COMPANY WILL BE NAMED FIRSTCASH INC. – FIRSTCASH BEING ONE WORD THAT ENCOMPASSES THE FIRST NAMES OF EACH COMPANY. THE WORLD HEADQUARTERS WILL BE LOCATED HERE AT THE CURRENT CASH AMERICA FIELD SUPPORT CENTER IN FORT WORTH, TEXAS.

KEEP IN MIND THAT THE ANNOUNCEMENT IS JUST THE FIRST STEP. UNTIL THE TRANSACTION CLOSES, IT IS BUSINESS AS USUAL. CURRENTLY – THE MERGER IS ANTICIPATED TO BE COMPLETED IN THE SECOND HALF OF 2016. THE CLOSING IS SUBJECT TO THE APPROVAL OF OUR SHAREHOLDERS, CERTAIN REGULATORY APPROVALS AND OTHER CUSTOMARY CLOSING CONDITIONS.

BY NOW YOU MAY BE WONDERING HOW THIS WILL AFFECT YOU. I UNDERSTAND THAT THERE WILL BE SPECULATION ON A WIDE VARIETY OF OUTCOMES SURROUNDING THE FUTURE AND FOLLOWING THE CLOSE OF THE TRANSACTION. WE ARE EARLY IN THE PROCESS AND WE DO NOT HAVE ALL THE ANSWERS TODAY. I CAN SHARE THAT WE DON’T CURRENTLY EXPECT THE FIELD OPERATIONS TO BE AFFECTED BY THE MERGER. THE CORPORATE STRUCTURE WILL BE EXAMINED AND THERE WILL BE ADJUSTMENTS IN FUNCTIONALITY, PROGRAMS AND PERSONNEL.

MY PERSONAL COMMITMENT TO ALL OF YOU IS TO BE OPEN, HONEST AND TRANSPARENT THROUGHOUT THIS PROCESS. I WILL KEEP YOU APPRISED OF SIGNIFICANT DEVELOPMENTS AS WE PROGRESS. YOUR SUPERVISORS WILL DISCUSS THE MERGER WITH YOU AND WILL BE ABLE TO PROVIDE LIMITED ANSWERS TO QUESTIONS REGARDING BENEFITS, SHORT TERM INCENTIVE PROGRAMS AND SEVERANCE PLANS.

WHILE I KNOW THIS MESSAGE MAY CAUSE DISTRACTIONS AND EVEN SOME ANGST, THE LEADERSHIP TEAM AND I INTEND TO MOVE THROUGH THIS PROCESS WITH THE RESPECT, DIGNITY AND COMPASSION THAT HAS ALWAYS DEFINED OUR ORGANIZATION, AND I ENCOURAGE YOU TO DO THE SAME.

LET’S REMAIN FOCUSED ON OUR BUSINESS AND OUR CUSTOMERS WHO DESERVE THE SAME WORLD-CLASS CUSTOMER SERVICE THEY HAVE COME TO EXPECT AND APPRECIATE OVER THE YEARS.

THANK YOU.

Forward Looking Statements

This communication, and the documents incorporated herein by reference, contain “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of First Cash Financial Services, Inc. (“First Cash”) and Cash America International, Inc. (“Cash America”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of First Cash and Cash America, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated synergies and cost savings and future financial and operating results; future capital returns to stockholders of the combined company; First Cash’s and Cash America’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to

First Cash and Cash America and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that First Cash or Cash America may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of First Cash and/or Cash America, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: the effect of future regulatory or legislative actions on the companies or the industries in which they operate and the effect of compliance with enforcement actions, orders or agreements issued by applicable regulators; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; economic and foreign exchange rate volatility, particularly in Latin American markets; adverse gold market or exchange rate fluctuations; increased competition from banks, credit unions, internet-based lenders, other short-term consumer lenders and other entities offering similar financial services as well as retail businesses that offer products and services offered by First Cash and Cash America; decrease in demand for First Cash’s or Cash America’s products and services; public perception of First Cash’s and Cash America’s business and business practices; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; risks related to any current or future litigation proceedings; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on First Cash’s or Cash America’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in First Cash’s and Cash America’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings.

Many of these risks, uncertainties and assumptions are beyond First Cash’s or Cash America’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither First Cash nor Cash America undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Neither First Cash nor Cash America gives any assurance (1) that either First Cash or Cash America will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning First Cash, Cash America, the proposed transaction, the combined company or other matters and attributable to First Cash or Cash America or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between First Cash and Cash America or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed transaction between First Cash and Cash America will be submitted to the respective stockholders of First Cash and Cash America for their consideration. First Cash will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of First Cash and Cash America that also constitutes a prospectus of First Cash. First Cash and Cash America will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. First Cash and Cash America also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which First Cash or Cash America may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF FIRST CASH AND CASH AMERICA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST CASH, CASH AMERICA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about First Cash and Cash America, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. First Cash and Cash America make available free of charge at www.firstcash.com and www.cashamerica.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

First Cash, Cash America, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Cash and Cash America in connection with the proposed transaction. Information about the directors and executive officers of First Cash is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 30, 2015. Information about the directors of Cash America is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 7, 2016, and information about the executive officers of Cash America is set forth in Cash America’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.